Mail Stop 6010

									March 13, 2006


Bradford S. Goodwin
Chief Executive Officer
Novacea, Inc.
601 Gateway Boulevard - Suite 800
South San Francisco, California  94080


Re:  	Novacea, Inc.
Form S-1 Registration Statement
	File No. 333-131741


Dear Mr. Goodwin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

2. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

3. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

4. Although your exhibit index indicates that you are seeking confidential treatment for a number of exhibits, you do not appear to have filed an application for confidential treatment. Please note that Rule 406 of Regulation C specifies that the application is to be filed at the same time the registration statement is filed.
Please
file the application as soon as possible. We will not be in a position to accelerate effectiveness of your registration statement until all issues relating to your confidential treatment request have been resolved.

5. In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that needs to be replaced:

* Androgen-independent prostate cancer
* Hormone-refractory prostate cancer
* Registration trial
* Glioblastoma multiforme
* Tissue-targeted cytotoxic prodrug
* Potent topoisomerase II inhibitor
* ASCENT-2 Phase 3 clinical trial
* High-dose pulse administration technology
* Myelodisplastic Syndrome
* B-cell malignancies
* Pivotal Phase 3 clinical trial
* Hypercalcemia
* Hypercalciuria
* neutropenia

To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

6. You have created a number of acronyms for use in this document that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:

* GBM
* AIPC
* HDPA
* NSCLC
* MDS

Prospectus Summary - page 1

7. The chart at the bottom of page 1 repeats the information contained in the first paragraph of the summary. Since information should appear only once in the summary, and the chart is easier to read than the narrative, we suggest that you revise the first paragraph to delete the repetitive information.

8. In the second paragraph of page 2, the next to last paragraph of page 2, the first paragraph of page 3 and the fifth paragraph of page
3 you present statistical and market share information related to your proposed products. Please provide us with a copy of the document(s) containing the information you are relying on as support for these statements. Mark the copy of the document to show the location of each piece of information you are relying on. Provide similar factual support for all similar claims made throughout the registration statement. We may have additional comments after reviewing the supporting documents.

Risk Factors - page 7

We have tested the efficacy of DN-101 in combination with Taxotere in
AIPC patients at a single dosing level. We do not currently know the minimum efficacious dose of DN-101. - page 9

9. It seems that the significant risk and consequence is that the required dose is significantly low that physicians will be able to substitute alternative formulations of calcitrol as an alternative to
DN-101. Please revise your risk factor heading to include this information.

If our competitors develop and market products that are more effective, safer or less expensive than our future product candidates, our commercial opportunities will be negatively impacted.
- page 13

10. In the last paragraph of this risk factor you refer to "other vitamin D analogs," but it is unclear what you are referring to. Are your proposed products vitamin D analogs? Please explain what this term refers to and indicate whether your products fall within this category. Explain the significance of this category and how these products affect your proposed products. Also explain what a "hyperproliferative disease" is.

Use of Proceeds - page 29

11. Please refer to Item 504 of Regulation S-K. You need to significantly expand the information included in the third paragraph of the discussion to identify the specific research and potential products that you will use the proceeds for. Disclose the specific amounts that you intend to spend on each of the identified uses and how far along the development spectrum that you anticipate the proceeds will enable you to go. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview
Research and Development Expenses, page 34

12. Please expand your disclosure to discuss the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the projects are not completed timely.


Critical Accounting Policies, page 36

13. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Obligations and Commitments - page 41

14. Please refer to the first full paragraph at the top of page
43.
It is unclear whether the figures in the table represent your aggregate obligations under all of your license agreements, or just a single one. Please revise the table so that it includes the aggregate amounts you are obligated to pay under each of your material agreements. Also, please separate your minimum, royalty obligations from the milestone payments. If you reasonably anticipate making any milestone payments during the current fiscal year, please include a discussion of the circumstances requiring the payment, as well as the amount of the anticipated payment. Similarly, revise the discussion of these agreements in the Business section to include a quantified discussion of these terms.

15. In the discussion of the license obtained from the University of
Pittsburg, you have disclosed that you are obligated to issue additional shares of common stock in certain circumstances. Please disclose the aggregate number of shares you may be obligated to issue. Similarly revise the discussion of this agreement in the business section.

16. You have stated that many of these agreements expire upon the expiration of the last to expire patent. For each agreement, disclose when the last to expire patent is scheduled to expire.
Similarly revise the discussion of these agreements in the business section.

License and Collaboration Agreements - page 57

17. Please expand the discussion of each of these agreements to include the material provisions of each agreement. The disclosure should also be quantified to the extent practicable. Your current descriptions are also too vague to be meaningful. For example, readers are unlikely to know what you are referring to when you say that an agreement contains "customary termination provisions." Please revise the discussion to be specific.

Manufacturing - page 67

18. Please expand the discussion in the next to last paragraph of page 67 to explain the significance of Pierre Fabre`s agreement with
Cardinal Health.

Financial Statements, page F-1

19. Please update the financial statements as required by Rule 3-
12
of Regulation S-X.

Notes to Financial Statements

Note 6. Licensed Technology, page F-19

20. We note that the various license agreements discussed in this note obligate you to make milestone payments based on the development of the licensed technology. Please explain to us why you did not include the aggregate amounts and the key events that might obligate you to make these payments under the terms of these agreements in this note and where you discuss this agreement in other portions of the document such as on page 57 under the heading "License and Collaboration Agreements". Also explain to us why you were unable to estimate the timing of the potential milestone obligations where you discuss contractual obligations on page 41. Finally, please expand your disclosure in the notes to include the termination provisions of each of the license agreements, similar to page 57.

Note 7. Stockholders` Equity (Net Capital Deficiency)

Convertible Preferred Stock, page F-21

21. Please tell us how you determined that the convertible preferred stock should not be classified as a liability under SFAS 150.


Stock Option Plan, page F-22

22. To enable us to better understand your accounting for the stock option plan, provide us with an itemized chronological schedule detailing each issuance of common stock and by you from January 1, 2004 and through the date of your response. Include the following information for each issuance or grant:

* number of shares issued or issuable in the grant
* purchase price or exercise price per share
* any restriction or vesting terms
* your estimate of fair value
* how you determined fair value
* the identity of the recipient and the relationship to Novacea
* the nature of any concurrent transactions with the recipient
* any recorded compensation element

Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. If a valuation was used to determine fair value, tell us whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party. Also, progressively bridge your fair market value per share determinations in calendar year 2005 to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we will defer evaluation of stock-based compensation until your estimated offering price is specified.
Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Note 10 - Subsequent Events, page F-26

23. Provide us your consideration of recognizing a beneficial conversion option related to the preferred stock issued in December
2005 and January 2006.  Refer to EITF 00-27.



*	*	*	*	*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.


      You may contact Vanessa Robertson at 202-551-3649 or Lisa
Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K.
Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Alan C. Mendelson, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, CA  94025









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Bradford S. Goodwin
Novacea, Inc.
March 13, 2006
Page 9